UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-33060

DANAOS CORPORATION

(Translation of registrant’s name into English)

Danaos Corporation

c/o Danaos Shipping Co. Ltd.

14 Akti Kondyli

185 45 Piraeus

Greece

Attention: Secretary

011 030 210 419 6480

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Private Offering of Senior Unsecured Notes

Danaos Corporation (“we”, “us” or the “Company”) has announced that it plans to commence an offering of up to $300 million of senior unsecured notes due 2028 (the “notes”), subject to market conditions and other factors. The Company intends to use the net proceeds from the offering, together with a new $815 million senior secured credit facility and a new $135 million sale leaseback arrangement, to implement a $1.25 billion refinancing of a substantial majority of its outstanding senior secured indebtedness. The notes offering and debt refinancing are intended to reprofile a substantial majority of the Company’s existing indebtedness, providing us with a more flexible and simplified financing structure going forward and decreasing the amount of our cash from operations that is required to service our indebtedness. The debt refinancing is further described below. The notes offering, and the related debt refinancing, are subject to market conditions and other factors and may not be consummated on the terms contemplated or at all. Set out below is certain information provided to prospective investors in the notes.

The notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws.

This report does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Preliminary Results for the Three Months and Year Ended December 31, 2020

Set out below are certain preliminary estimated financial results for the three months and year ended December 31, 2020.  These estimated financial results are preliminary and subject to our normal end of period closing procedures and, in the case of the year ended December 31, 2020, audit adjustments (if any), and accordingly are subject to change.

We expect to report operating revenues of approximately $119 million for the three months ended December 31, 2020, compared to $110.2 million for the three months ended December 31, 2019. Such increase was primarily a result of contractual increases in charter rates of vessels under long-term charters and the contribution of additional acquired vessels and was off-set in part by lower non-cash revenue recognition under U.S. GAAP.  Net income is expected to be between $42 million and $44 million for the three months ended December 31, 2020 compared to $33.8 million for the three months ended December 31, 2019. Such increase reflects our increased operating revenues and a $5.5 million decrease in our interest expense from $17.1 million for the three months ended December 31, 2019 to the $11.6 million that we expect to report for the three months ended December 31, 2020 (such decrease due to a 2% decrease in our debt service cost and lower debt outstanding) and was partially offset by increased operating expenses attributable in part to the increased size of our fleet. Adjusted EBITDA is expected to be between $82 million and $84 million for the three months ended December 31, 2020, compared to $78.1 million for the three months ended December 31, 2019.

We expect to report operating revenues of approximately $461 million for the year ended December 31, 2020, compared to $447.2 million for the year ended December 31, 2019. Net income is expected to be between $152 million and $154 million for the year ended December 31, 2020, compared to $131.3 million for the year ended December 31, 2019. Adjusted EBITDA for the year ended December 31, 2020 is expected to be between $317 million and $319 million compared to $310.6 million for the year ended December 31, 2019.

Set forth in the below table is a reconciliation of Net income to Adjusted EBITDA.

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019

	(In millions of U.S. dollars)
Net income	$42-44	$33.8	$152-154	$131.3
Depreciation	25.9	24.4	101.5	96.5
Amortization of deferred drydocking & special survey costs	2.6	2.2	11.0	8.7
Amortization of deferred realized losses of cash flow interest rate swaps	0.9	0.9	3.6	3,6
Amortization of finance costs and debt discount	4.5	4.1	16.8	16.9
Finance costs accrued (Exit Fees under our bank agreements)	0.1	0.1	0.5	0.5
Interest income	(1.7)	(1.7)	(6.6)	(6.4)
Interest expense	7.1	13.1	36.7	55.2
EBITDA	$81-84	$76.9	$316-318	$306.3
Stock based compensation	0.3	1.2	1.2	4.3
Adjusted EBITDA	$82-84	$78.1	$317-319	$310.6

Our cash and cash equivalents as of December 31, 2020 is expected to be approximately $65.7 million.  We expect to report that our total debt, gross, as of December 31, 2020 was $1,505.8 million (long-term debt of $1,343.0 million, plus (i) leaseback obligations of $120.1 million, (ii) deferred finance costs of $28.4 million and (iii) debt fair value adjustment of $14.3 million) and our net debt was $1,440.1 million (calculated by deducting our expected cash and cash equivalents of approximately $65.7 million from total debt, gross).  Our ratio of net debt to Adjusted EBITDA as of December 31, 2020, is expected to be approximately 4.5x.

We have not yet finalized our results for the three months and year ended December 31, 2020. The preliminary estimated financial results set forth above are unaudited and subject to revision pending the completion of the accounting and financial reporting processes necessary to complete our financial closing procedures and finalize the financial statements for these periods. The foregoing preliminary estimated financial results were prepared by, and are the responsibility of, Company management and were derived from management accounts. Company management believes that such preliminary estimates have been prepared on a reasonable basis and represent our expected results as of the date of this report.

PricewaterhouseCoopers S.A. has not audited, reviewed, compiled, or applied agreed upon procedures with respect to the preliminary estimated financial results set forth above. Accordingly, PricewaterhouseCoopers S.A. does not express an opinion or any other form of assurance with respect thereto. Our reported results may differ from these preliminary estimated financial results and the variation could be material. As such, you should not place undue reliance on this information and this information may not be indicative of our performance for the three months and year ended December 31, 2020 or any future period. See the section of this report entitled “Forward-Looking Statements.”

Proposed Debt Refinancing

We have signed a commitment letter with Citibank N.A. and National Westminster Bank plc with respect to a new senior secured credit facility of up to $815.0 million (the “New Senior Secured Credit Facility”). We have also entered into a sale-leaseback agreement with Oriental Fleet International Company Limited, an affiliate of COSCO Shipping Lease Co., Ltd., for up to $135.0 million with respect to five vessels in our fleet, the CMA CGM Melisande, the CMA CGM Attila, the CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson (the “New Leaseback Agreement”). We anticipate that the New Senior Secured Credit Facility will be secured by 48 of our vessels and that each of our subsidiaries that own these vessels or charter-in the seven vessels that are or will be subject to the 2020 Leaseback Agreement and the New Leaseback Agreement, as well as the intermediate holding company subsidiaries that own the shares of the subsidiaries that own the vessels subject to the 2020 Leaseback Agreement and the New Leaseback Agreement, will provide guarantees of our obligations as borrower thereunder. We will guarantee the obligations of our subsidiaries under the New Leaseback Agreement.

We have entered into agreements with the lenders under the senior secured credit facilities that will be refinanced as part of the Debt Refinancing pursuant to which, to the extent required, such lenders have consented to our issuance of the notes discussed under “Private Offering of Senior Unsecured Notes” above. Our senior secured credit facilities to be refinanced comprise the following:

i.	a $475.5 million credit facility provided by the Royal Bank of Scotland,
ii.	a $382.5 million credit facility provided by HSH Nordbank AG—Aegean Baltic Bank—Piraeus Bank,
iii.	a $114.0 million credit facility provided by Citibank,
iv.	a $171.8 million credit facility provided by Credit Suisse,
v.	a $37.6 million credit facility provided by Citibank—Eurobank,
vi.	a $206.2 million credit facility provided by Citibank—Credit Suisse—Sentina,
vii.	a $120.0 million credit facility provided by Citibank,
viii.	a $123.9 million credit facility provided by Citibank, and
ix.	a $203.4 million credit facility provided by Sinosure—CEXIM—Citibank—ABN Amro.

The senior secured credit facilities to be refinanced as part of the Debt Refinancing represent all of our existing credit facilities and other financing arrangements other than (1) our Macquarie Bank and SinoPac senior secured credit facilities, which respectively are secured by the five vessels we acquired in 2020, under which an aggregate principal amount of $68.8 million was outstanding as of September 30, 2020, as adjusted to give effect to a $34.0 million drawdown and scheduled repayments of $1.5 million through December 31, 2020, and (2) our sale-leaseback arrangement entered into in 2020 for the vessels Hyundai Honour and Hyundai Respect (the “2020 Leaseback Agreement”), under which we had outstanding leaseback obligations of $129.4 million as of September 30, 2020, each of which will remain in place after completion of the Debt Refinancing. Annual amortization of our New Senior Secured Credit Facility and other financing arrangements is expected to be approximately $156.8 million per annum after completion of the Debt Refinancing.

Our (1) entry into (i) the definitive loan agreement with Citibank N.A. and National Westminster Bank plc for the New Senior Secured Credit Facility, and (ii) the New Leaseback Agreement with Oriental Fleet International Company Limited and (2) the application of proceeds thereunder, together with the net proceeds of the notes offering, which offering is currently expected to be in an aggregate principal amount of approximately $300.0 million, and expected cash on hand, including cash from operations during the period from October 1, 2020 to the date of completion of the Debt Refinancing that will be used to make scheduled amortization payments and/or prepayments, to repay and retire all of our existing debt under the credit facilities identified above is referred to in this report as the “Debt Refinancing.” If the Company proceeds with the Debt Refinancing, it would expect to complete the Debt Refinancing in March or April 2021 in advance of the April 27, 2021 termination date under the commitment letter for the New Senior Secured Credit Facility. It is expected that the net proceeds of the notes offering will be deposited in an escrow account, and used to redeem the notes at par, in the event the Debt Refinancing is not completed within 180 days following the consummation of the notes offering.

The New Senior Secured Credit Facility contemplated by our commitment letter remains subject to negotiation and entry into definitive documentation and the satisfaction of customary closing conditions by no later than April 27, 2021, unless extended with the approval of the lenders thereunder, and the New Leaseback Agreement remains subject to the satisfaction of customary closing conditions. In addition, our consummation of the contemplated Debt Refinancing is subject to the successful completion of the notes offering, or our arrangement of alternative financing, and completion of the loan repurchases under our existing credit facilities described above.

New Senior Secured Credit Facility

The commitment letter with Citibank N.A. and National Westminster Bank plc provides for the New Senior Secured Credit Facility in an aggregate amount equal to the lesser of $815.0 million and 75% of the aggregate charter-attached market value of the 48 owned vessels mortgaged thereunder and the residual value (which is any excess of the charter-attached fair market value of the applicable vessel above the principal amount of the corresponding leaseback obligation) of the seven vessels subject to the 2020 Leaseback Agreement or the New Leaseback Agreement. The obligations of Danaos Corporation, as borrower, under the New Senior Secured Credit Facility will be secured by first preferred mortgages over the 48 owned vessels financed, general assignment of all hire freights, income and earnings, including all rights under any charter of more than 24 months’ duration, the assignment of insurance policies, as well as any proceeds from the sale of mortgaged vessels, stock pledges and will benefit from corporate guarantees from our subsidiaries that own the vessels mortgaged thereunder and that own the vessels subject to the 2020 Leaseback Agreement and the New Leaseback Agreement, as well as certain intermediate holding company subsidiaries that own the shares of the subsidiaries that own the vessels subject to the 2020 Leaseback Agreement and the New Leaseback Agreement.

We expect that borrowings under the New Senior Secured Credit Facility will bear interest at an annual interest rate of LIBOR plus a margin of 2.50%. The New Senior Secured Credit Facility is expected to be repayable in quarterly or semi-annual installments of aggregating $81.5 million per annum, and a balloon payment due on the final maturity date, which will be the fourth anniversary of drawdown or, at the option of the lenders under the New Senior Secured Credit Facility, the sixth anniversary of drawdown, of $489 million or $326 million, respectively. Upon the sale or actual or constructive total loss of a vessel, we will be required to prepay the facility in an amount equal to the outstanding amount of the facility multiplied by the fraction of the market value of the relevant vessel divided by the market value of all vessels mortgaged thereunder plus the residual value of the vessels subject to the 2020 Leaseback Agreement or the New Leaseback Agreement.

The New Senior Secured Credit Facility is expected to contain financial covenants requiring us to maintain throughout the term of the New Senior Secured Credit Facility a:

i.	minimum fair market value of collateral vessels to loan value coverage of 120%;
ii.	minimum cash and cash equivalents of $30 million;
iii.	maximum consolidated debt (less cash and cash equivalents) to consolidated EBITDA ratio of 6.5x; and
iv.	minimum consolidated EBITDA to net interest expense ratio of 2.5x.

The New Senior Secured Credit Facility is also expected to contain certain restrictive covenants and customary events of default, including those relating to cross-acceleration and cross-defaults to other indebtedness, non-compliance or repudiation of security documents, material adverse changes to our business, the Company’s common stock ceasing to be listed on the New York Stock Exchange (or another recognized stock exchange), foreclosure on a vessel in our fleet, a change in control of the Danaos Shipping Company Limited (our “Manager”), a breach of the management agreement by the Manager and a material breach or change to an existing charter or cancellation of a charter (unless replaced with a similar charter acceptable to the lenders) for the vessels securing the credit facility. It will also require that the vessels mortgaged under the facility are at all times managed by our Manager. In addition, we and our subsidiaries will not be permitted under the New Senior Secured Credit Facility to pay dividends if there is a breach of covenant or an event of default. The New Senior Secured Credit Facility will also contain customary covenants that will require us to maintain adequate insurance coverage and obtain the consent of the lenders thereunder before we incur any new indebtedness that is secured by the mortgaged vessels.

For the purpose of these covenants, the market value of our vessels will be calculated, except as otherwise indicated above, on a charter-inclusive basis (using the present value of the “bareboat-equivalent” time charter income from such charter) so long as a vessel’s charter has a remaining duration at the time of valuation of more than 12 months plus the present value of the residual value of the relevant vessel (generally equivalent to the charter free value of an equivalent a vessel today at the age such vessel would be at the expiration of the existing time charter). The market value of any newbuilding vessels would equal the lesser of such amount and the newbuilding vessel’s book value.

A “Change of Control” will give rise to a mandatory prepayment in full of our New Senior Secured Credit Facility. A “Change of Control” of the Company for these purposes is expected to include the occurrence of the following: (i) Dr. John Coustas ceases to be both the Company’s Chief Executive Officer and a director of the Company, subject to certain exceptions, (ii) the existing members of the board of directors and the directors appointed following nomination by the existing board of directors collectively do not constitute a majority of the board of directors, (iii) Dr. Coustas and members of his family cease to collectively control at least 15% and one share of the voting interest in the Company’s outstanding capital stock or to beneficially own at least 15% and one share of the Company’s outstanding capital stock, (iv) any person or persons acting in concert (other than the Coustas family) controls the Company, (v) Dr. Coustas and Danaos Investment Limited cease to own 80% of the capital stock and/or voting rights in our Manager and/or cease to control the Manager, and/or (vi) any guarantor of the New Senior Secured Credit Facility ceases to be a wholly owned subsidiary of (and controlled by) Danaos Corporation or any subsidiary of Danaos Corporation that is chartering-in a vessel under the 2020 Leaseback Agreement or the New Leaseback Agreement ceases to be an indirect wholly owned subsidiary of (and controlled by) Danaos Corporation.

As outlined above, the New Senior Secured Credit Facility is expected to have substantially similar covenants as are included in the credit facilities identified above; however, our New Senior Secured Credit Facility is not expected to include a market-value adjusted net worth financial covenant, is expected to contain only one collateral to loan value coverage requirement and the financial covenant levels will be fixed throughout the term of the facility. Certain other restrictive terms of the credit facilities identified above, such as the variable amortization requirement, will not be included in the New Senior Secured Credit Facility.

New Sale Leaseback Agreement

Pursuant to the New Leaseback Agreement with respect to the CMA CGM Melisande, the CMA CGM Attila, the CMA CGM Tancredi, the CMA CGM Bianca and the CMA CGM Samson, our subsidiaries that own these vessels will (1) sell them to Oriental Fleet International Company Limited, an affiliate of COSCO Shipping Lease Co., Ltd., for an aggregate amount equal to the lesser of $135 million and 85% of the fair market value of the vessels and (2) charter-in the vessels from Oriental Fleet International Company Limited under a bareboat charter with a term of five years. At the end of the five-year bareboat charter term, we will reacquire the vessels for an aggregate amount of $31 million ($6.2 million per vessel), or earlier, at our option after the second year, for a purchase price set forth in the agreement, which generally is the principal amount outstanding thereunder for the applicable vessel, plus a premium to such principal amount of 2.5% after two years, 2.0% after three years and 1.5% after four years, and certain related costs. Oriental Fleet International Company Limited will also have the right to sell the vessels to us if at any time the vessels remain unchartered for 12 consecutive months for an amount equal to the outstanding principal amount with respect to the applicable vessel or for an aggregate amount of $36 million ($7.2 million per vessel) at the end of the fourth year of the bareboat charter.

The scheduled leaseback installments payable on a monthly basis by our subsidiaries are expected to reflect a rate of $24,000 per day for the first two years, $10,300 per day for the third year and $3,500 per day for the fourth and fifth years of the charter, which represents the equivalent of an interest rate on outstanding principal obligations of approximately 4.73%. The obligations of our subsidiaries under the bareboat charters will be guaranteed by Danaos Corporation, and secured by a general assignment of all hire freights, income and earnings, including any charter of more than twelve months’ duration, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and stock pledges.

The agreement is expected to contain equivalent financial and other covenants and events of default, including change of control and cross default, to those expected to be contained in our New Senior Secured Credit Facility, as described above, other than that it is expected to require a minimum fair market value collateral coverage ratio of 110%.

Pro Forma Net Debt and Leverage Ratios

After giving effect to the Debt Refinancing and the notes offering, our pro forma net debt as of September 30, 2020 would be approximately $1,412.2 million, which is calculated by taking our total debt, gross, of approximately $1,521.2 million as of September 30, 2020, and adjusting that amount to give effect to (i) during the period from October 1, 2020 to December 31, 2020, debt drawdowns of $34.0 million and debt repayments of $7.5 million, in each case under financing arrangements that will not be refinanced as part of the Debt Refinancing, (ii) during the period from October 1, 2020 through the date of completion of the Debt Refinancing, scheduled debt repayments to be made from cash generated from operations on the debt outstanding under the credit facilities to be refinanced and PIK interest (of which $3.4 million was accrued as of December 31, 2020) and accrued exit fees ($1.5 million as of December 31, 2020) and (iii) the notes offering and Debt Refinancing as if they had occurred on September 30, 2020 and then deducting $30.0 million, which represents the minimum cash and cash equivalents we are required to maintain under our existing financing arrangements as well as our New Senior Secured Credit Facility and New Leaseback Agreement. Our total debt, gross, is calculated by taking our long-term debt, net, of $1,223.0 million, and adjusting to add (i) the current portion of our long-term debt, net, of $126.3 million, (ii) our long-term leaseback obligation, net of current portion of $101.5 million, and (iii) the current portion of our long-term leaseback obligation of $24.2 million, in each case as of September 30, 2020.

Based on the foregoing calculation, our pro forma net debt to Adjusted EBITDA ratio as of September 30, 2020 would be 4.5:1.0 and our pro forma secured net debt to Adjusted EBITDA ratio as of September 30, 2020 would be 3.5:1.0. The pro forma secured net debt amount is calculated by subtracting $300.0 million, which is the aggregate principal amount of the anticipated notes offering.

The pro forma financial information set forth above has been prepared solely for the purposes of reflecting the effects of the notes offering and the Debt Refinancing. This pro forma financial data represents aspects of the Debt Refinancing in a way that is consistent with the underlying contractual documentation; however, these transactions have not yet occurred and in some cases the pro forma financial data does not contain all adjustments necessary for an accounting connection to the historical financial statements for such periods.

Fleet Deployment Update

The table below provides additional information, as of January 27, 2021, about our fleet of 60 cellular containerships and the five cellular containerships owned by Gemini Shipholdings Corporation (“Gemini”), in which we have a 49% equity interest.

Vessel Name	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through(3)	Charter rate(4)		Extension Options(5)
Hyundai Ambition (ex MSC Ambition)	2012	13,100	June 2024	HMM	T/C	June 2024		$64,918	+3 years at $60,418
Hyundai Speed (ex Maersk Exeter)	2012	13,100	June 2024	HMM	T/C	June 2024		$64,918	+3 years at $60,418
Hyundai Smart (ex Maersk Enping)	2012	13,100	May 2024	HMM	T/C	May 2024		$64,918	+3 years at $60,418
Hyundai Respect(6)	2012	13,100	March 2024	HMM	T/C	March 2024		$64,918	+3 years at $60,418
Hyundai Honour(6)	2012	13,100	February 2024	HMM	T/C	February 2024		$64,918	+3 years at $60,418
Express Rome	2011	10,100	February 2022	Hapag Lloyd	T/C	May 2021		$27,000
					T/C	February 2022		$28,000	+3 months at $28,000
									+10 up to 14 months at $29,000
									+10 up to 14 months at $30,000
Express Berlin	2011	10,100	April 2022	Yang Ming	T/C	April 2022		$27,750	+4 months at $27,750
									+10.5 to 13.5 months at $27,750
Express Athens	2011	10,100	February 2022	Hapag Lloyd	T/C	May 2021		$27,000
					T/C	February 2022		$28,000	+3 months at $28,000
									+10 up to 14 months at $29,000
									+10 up to 14 months at $30,000
Le Havre	2006	9,580	April 2023	MSC	T/C	April 2023		$23,000	+4 months at $23,000
Pusan C	2006	9,580	March 2023	MSC	T/C	March 2023		$23,000	+4 months at $23,000
Bremen (ex CPO Bremen)	2009	9,012	December 2022	MSC	T/C	December 2022		$23,000	+2 months at $23,000
C Hamburg (ex CPO Hamburg)	2009	9,012	January 2023	MSC	T/C	January 2023		$23,000	+2 months at $23,000
Niledutch Lion	2008	8,626	February 2022	Niledutch	T/C	February 2022		$28,000	+3 months at $28,000
Charleston (ex SM Charleston)	2005	8,533	December 2021	RCL	T/C	December 2021		$30,000	+2 months at $30,000
CMA CGM Melisande	2012	8,530	May 2024	CMA CGM	T/C	November 2023		$43,000
					T/C	May 2024		at market(7)	+6 months at market(7)
CMA CGM Attila	2011	8,530	October 2023	CMA CGM	T/C	April 2023		$43,000
					T/C	October 2023		at market(7)	+6 months at market(7)
CMA CGM Tancredi	2011	8,530	November 2023	CMA CGM	T/C	May 2023		$43,000
					T/C	November 2023		at market(7)	+6 months at market(7)
CMA CGM Bianca	2011	8,530	January 2024	CMA CGM	T/C	July 2023		$43,000
					T/C	January 2024		at market(7)	+6 months at market(7)
CMA CGM Samson	2011	8,530	March 2024	CMA CGM	T/C	September 2023		$43,000
					T/C	March 2024		at market(7)	+6 months at market(7)
America	2004	8,468	February 2023	MSC	T/C	February 2023		$22,000	+4 months at $22,000
Europe	2004	8,468	March 2023	MSC	T/C	March 2023		$22,000	+4 months at $22,000
Phoebe	2005	8,463	April 2022	ONE	T/C	April 2022		$24,000	+4 months at $24,000
CMA CGM Moliere	2009	6,500	February 2022	CMA CGM	T/C	August 2021		$34,350
					T/C	February 2022		at market(7)	+6 months at market(7)
CMA CGM Musset	2010	6,500	August 2022	CMA CGM	T/C	February 2022		$34,350
					T/C	August 2022		at market(7)	+6 months at market(7)
CMA CGM Nerval	2010	6,500	October 2022	CMA CGM	T/C	April 2022		$34,350
					T/C	October 2022		at market(7)	+6 months at market(7)
CMA CGM Rabelais	2010	6,500	December 2022	CMA CGM	T/C	June 2022		$34,350
					T/C	December 2022		at market(7)	+6 months at market(7)
CMA CGM Racine	2010	6,500	January 2023	CMA CGM	T/C	July 2022		$34,350
					T/C	January 2023		at market(7)	+6 months at market(7)
YM Mandate	2010	6,500	January 2028	Yang Ming	B/B	January 2028		$26,890	+8 months at $26,890
YM Maturity	2010	6,500	April 2028	Yang Ming	B/B	April 2028		$26,890	+8 months at $26,890
Dimitra C	2002	6,402	January 2023	Hapag Lloyd	T/C	January 2023		$20,000	+3 months at $20,000
									+12 months at $21,500
Performance	2002	6,402	June 2021	CMA CGM	T/C	June 2021		$16,500	+1 month at 16,500
Rio Grande (ex ZIM Rio Grande)	2008	4,253	January 2021	OOCL	T/C	January 2021		$7,500
			December 2021	KMTC	T/C	December 2021		$24,500	+2 months at $24,500
ZIM Sao Paolo	2008	4,253	February 2023	ZIM	T/C	March 2021		$8,300
						February 2023		$21,150	+4 months at $21,150
ZIM Kingston	2008	4,253	February 2021	ZIM	T/C	February 2021		$10,500	+2 months at $10,500
ZIM Monaco	2009	4,253	July 2022	ZIM	T/C	February 2021		$13,700
					T/C	July 2022		$20,000	+2 months at $20,000
ZIM Dalian	2009	4,253	April 2021	ZIM	T/C	April 2021		$13,700	+0.5 month at $13,700
ZIM Luanda	2009	4,253	May 2021	ZIM	T/C	May 2021		$13,700	+3 months at $13,700
Seattle C	2007	4,253	September 2021	CMA CGM	T/C	September 2021		$25,000	+2.5 month at $25,000
Vancouver (ex YM Vancouver)	2007	4,253	December 2021	OOCL	T/C	December 2021		$23,500	+2 months at $23,500
Derby D	2004	4,253	January 2022	CMA CGM	T/C	January 2022		$25,000	+21 month at $25,000
ANL Tongala	2004	4,253	February 2021	CMA CGM	T/C	February2021		$8,750	+ 3 months at $8,750
Dimitris C	2001	3,430	January 2022	CMA CGM	T/C	January 2022		$21,500	+2 months at $21,500
Express Argentina	2010	3,400	February 2021	Maersk	T/C	February 2021		$6,650	+4 months at $6,650
Express Brazil	2010	3,400	September 2021	CMA CGM	T/C	September 2021		$15,750	+3 months at $15,750
Express France	2010	3,400	October 2021	CMA CGM	T/C	October 2021		$15,750	+3 months at $15,750
Express Spain	2011	3,400	January 2022	Cosco	T/C T/C	February 2021 January 2022	$ $	7,250 20,400	+2 months at $20,400
Express Black Sea	2011	3,400	January 2022	Cosco	T/C	January 2022		$21,150	+2 months at $21,150
Singapore	2004	3,314	October 2021	SM Lines	T/C	October 2021		$17,100	+2 months at $17,100
Colombo	2004	3,314	January 2021 December 2021	CMA CGM Cosco	T/C T/C	January 2021 December 2021	$ $	9,300 20,400	+2 months at $20,400
Zebra (ex MSC Zebra)	2001	2,602	August 2021	Evergreen	T/C	August 2021		$15,000	+2 months at $15,000
Danae C	2001	2,524	January 2021	Hapag Lloyd	T/C	January 2021		$8,100
Amalia C	1998	2,452	May 2021	OOCL	T/C	May 2021		$12,200	+2 months at $12,200
Vladivostok	1997	2,200	October 2021	Maersk	T/C T/C	February 2021 October 2021	$ $	6,200 14,000	+6 months at $14,000
Stride	1997	2,200	February 2022	Evergreen	T/C	February 2022		$14,500	+1 month at $14,500
Sprinter	1997	2,200	December 2021	Evergreen	T/C T/C	February 2021 December 2021	$ $	6,250 14,000	+1.5 months at $14,000
Future	1997	2,200	November 2021	Evergreen	T/C T/C	January 2021 November 2021	$ $	7,300 14,000	+2 months at $14,000
Advance	1997	2,200	January 2022	Evergreen	T/C	January 2022		$14,500	+1 month at $14,500
Bridge	1998	2,200	February 2021	Samudera	T/C	February 2021		$8,100	+2 months at $8,100
Highway	1998	2,200	March 2021	Cosco	T/C	March 2021		$10,000	+1.5 months at $10,000
Progress C	1998	2,200	December 2021	Evergreen	T/C T/C	February 2021 December 2021	$ $	6,250 14,000	+1.5 months at $14,000

Gemini Vessels	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through(3)	Charter rate(4)	Extension Options(5)
Belita(8)	2006	8,533	September 2021	CMA CGM	T/C	September 2021	$25,000	+4 months at $25,000
Catherine C(8)	2001	6,422	January 2023	MSC	T/C	January 2023	$18,000	+4 months at $18,000
Leo C(8)	2002	6,422	August 2022	MSC	T/C	August 2022	$18,000	+4 months at $18,000
Suez Canal(8)(9)	2002	5,610	March 2023	TS Lines	T/C	March 2023	$30,000	+4 months at $30,000
Genoa(8)(9)	2002	5,544	September 2021	Sealead	T/C	September 2021	$21,000	+2 months at $21,000

(1)	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
(2)	“T/C” stands for “Time Charter” and “B/B” stands for “Bareboat Charter”.
(3)	This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column.

(4)	Gross charter rate, which does not include charter commissions.
(5)	At the option of the charterer.
(6)	A subsidiary of Danaos holds a leasehold bareboat charter interest in such vessel, which was financed by and is subject to a capital lease pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.
(7)	Daily charter rate for last nine months of the contractual charter term will be the prevailing market rate at that time.
(8)	Vessels acquired by Gemini, in which Danaos holds a 49% equity interest.
(9)	A subsidiary of Gemini holds a leasehold bareboat charter interest in such vessel, which was financed by and is subject to a capital lease pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.

As of the date of this report, all of the 65 containerships in our and Gemini’s combined fleet are chartered on time or bareboat charters, which expire between 2021 and 2028, with each of our five largest, modern vessels of 13,100 TEU all on long-term charters into 2024. We currently expect that we will be able to re-charter the 25 vessels (including Gemini vessels), 23 of which are below 6,500 TEU in capacity, employed on time charters expiring in 2021 at rates equivalent to or higher than provided for under their current charters, if the charter rate levels currently prevailing in the market continue throughout 2021, as currently expected (and in the case of a number of these vessels, we expect the charterers to declare options to extend the charters at their current rates for one to three months (or in the case of two vessels, up to five and six months respectively)). However, there can be no assurance that the current positive trend in charter rates will continue or that the charterers will exercise their options to extend the charters. As of December 31, 2020, the average remaining duration of the charters for our fully owned fleet of 60 vessels was 3.1 years (weighted by aggregate contracted charter hire), which charters are expected to provide total contracted revenues of approximately $1.1 billion during their initial terms. Approximately 70% of this contracted revenue relates to the charters for our 22 largest ships, which generally have higher daily rates and longer durations than our smaller vessels, with the smaller vessels in our fleet generally available for employment in the near term to generate potential additional revenue. As of December 31, 2020, we have contract coverage1 of 89% for 2021, 57% for 2022 and 35% for 2023.

(1)	Calculated as contracted revenue as a percentage of the total of contracted and estimated non-contracted revenue for the corresponding period, assuming employment of vessels with uncontracted days at the same rate as existing charter, in each case as of December 31, 2020.

The following table presents the contracted utilization of our fleet of 60 vessels as of December 31, 2020:

	2021	2022 - 2023	2024 - 2025	2026 - 2028	Total
Contracted revenue (in millions)(1)	$478.9	$499.7	$76.8	$42.7	$1,098.1
Number of vessels whose charters are set to expire in the respective period(2)	28	25	5	2	60
TEUs on expiring charters in the respective period	97,795	194,967	65,500	13,000	371,262
Contracted Operating days(3)	16,156	12,250	2,034	1,586	32,026
Total Operating days(3)	21,748	43,316	43,316	61,117	169,497
Contracted Operating days/Total Operating days	74.3%	28.3%	4.7%	2.6%	18.9%

(1)	Annual revenue calculations are based on an assumed 364 revenue days per annum, based on contracted charter rates from our current charter agreements. Additionally, the revenues above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of revenues above. Although these revenues are based on contractual charter rates, any contract is subject to performance by our counterparties and us.
(2)	Refers to the incremental number of vessels with charters expiring within the respective period.
(3)	Operating days calculations are based on an assumed 364 operating days per annum. Additionally, the operating days above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the amount of operating days above.

Vessel Values

As of December 31, 2020, the total charter-attached asset value of our fleet was $2,174,751 thousands, which includes $406.4 million attributable to attached charters, as calculated in accordance with the financial covenants contained in the Company’s credit facilities as of December 31, 2020, on a charter-inclusive basis, as follows (1) for any vessel having a charter with more than 12 months remaining duration, the present value of the “bareboat-equivalent” time charter income from such charter (contracted revenue thereunder less forecasted operating expenses, insurances and dry-docking costs), plus (2) the present value of the residual charter-free value of any vessel (estimated based on December 31, 2020 broker valuations using vessel age as of the end of applicable charter, if any), each discounted to present value using a discount rate of 7.0%. These calculations of vessel value may not be comparable to other methods of determining vessel values or reported book value ($2.4 billion as of September 30, 2020). Vessel values are highly volatile and contracted charter revenue is subject to counterparty performance and may not be transferable upon sale of a vessel. As such, the Company’s estimates of market value may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell the vessels.

ZIM and HMM Securities

The valuation of our ZIM notes has recently increased to levels higher than those recorded in our unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2020, due in part to the improvement in container shipping industry conditions. We currently expect that we will report an aggregate value of $43.6 million as of December 31, 2020, or $16.8 million higher than as of September 30, 2020. As of the date of this report, we owned 10,186,950 ordinary shares, of ZIM, which recently filed a registration statement with the SEC for an initial public offering and listing on the New York Stock Exchange, which shareholding interest was recorded at a book value of $75 thousand in our unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2020. On January 27, 2021, ZIM announced the pricing of its initial public offering of 14,500,000 ordinary shares at a price of $15.00 per ordinary share.

The valuation of our HMM notes has also recently increased to levels higher than those recorded in our unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2020, due in part to the improvement in container shipping industry conditions. We currently expect that we will report an aggregate value of $19.3 million as of December 31, 2020, or $7.0 million higher than as of September 30, 2020.

Impact of COVID-19 on our Business

The spread of the COVID-19 virus, which was declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets. The duration and full effects of this global health emergency and related disruptions are uncertain. The pandemic has already had severe impacts on the global economic activity, which were expected to lead to a global recession. These trends are expected to continue for the near future as the success and timing of COVID-19 containment strategies are uncertain and negative impacts are expected to reverberate beyond the duration of the pandemic itself. However, the container shipping industry, in contrast with other sectors, has already begun to reverse some of the negative impacts suffered in the first half of 2020.

In particular as it pertains to our business, the COVID-19 pandemic negatively affected global demand for the seaborne transportation of containerized cargoes. Global seaborne container trade declined significantly in 2020, with an estimated impact of around 3% in TEU terms. Liner companies initially responded to these circumstances by reducing service and cutting sailings, which increased idle containership fleet capacity in the first half of 2020 to a peak of 12%. As a result, container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020. However, the ability of the liner companies to consistently manage capacity addressed the drop in volumes at the onset of the pandemic, which alleviated pressure on our customers' cash flows, many of whom have since reported strong profitability, and stabilized freight rates. The second half of 2020 has seen robust demand for seaborne transportation of containerized cargo, with freight volumes and freight rates rebounding sharply. The growth of e-commerce, together with the grounding of aircraft resulting from travel restrictions, has shifted significant shipping volume to seaborne containers. The resulting demand for containerships has driven global idle capacity to approximately 1.2% as of December 31, 2020, with negligible vessel capacity available in certain size segments, increasing charter rates for all segments and enabling us to recharter many of our smaller vessels which had charters expiring during this period at higher rates and achieve fleet utilization of 98.7% in the three months ended September 30, 2020. Many liner operators and containership owners reported improved results in the third quarter of 2020, due in part to improving container shipping industry market conditions in the second half of the year. Our net income increased from $29.1 million in the first quarter of 2020 to $38.5 million in the second quarter of 2020 and $42.8 million in the third quarter of 2020. We also believe we have protection from future downside risk due to our longstanding business relationships and the long-term contracts securing a majority of our fleet, and all of our larger vessels, further supported by a historically low orderbook for new containerships constraining vessel supply in the near term.

COVID-19 related travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during the first nine months of 2020, which disruptions could continue to affect our operations. During the first quarter of 2020, we experienced delays in Chinese shipyards related to the scheduled installations of the scrubbers on certain of our vessels and delays in carrying out dry-docking repairs, which resulted in incremental off-hire time of our vessels ultimately leading to decreased operating revenue by approximately $3.2 million compared to our expectations.

In response to the pandemic, we have instituted enhanced safety protocols such as having a substantial portion of our on-shore staff working remotely, more frequent disinfection of our on-shore facilities, temperature readings, limitation of on-site visitors and travel, mandatory self-isolation of personnel returning from travel and replacing physical meetings with virtual meetings. We expect to continue such measures, which have not had a significant impact on our expenses, to some degree until the pandemic abates. In addition, the prevailing low interest rates, in part due to actions taken by central banks to stimulate economic activity in the face of the pandemic, has also reduced our interest expense, while lower fuel prices, which is a substantial expense borne by our customers, has helped to bolster their financial position.

The COVID-19 pandemic continues to unfold and may negatively affect our business, financial performance and results of our operations in the future, as it did in the first half of 2020. The extent of any such effects depends on factors beyond our control and cannot be predicted with certainty. Any prolonged slowdown in the global economy may again negatively impact worldwide demand for products transported by containerships, adversely affect the liquidity and financial position of our charterers and may decrease rechartering hire rates for our vessels. This could result in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations, as well as our ability to service or refinance our debt and comply with financial covenants of our credit facilities.

Industry Trends

As noted above, full year growth in containerized trade volumes for 2020 is estimated to have declined by 3.0%, while growth is forecast to accelerate in 2021 to approximately 7.1%. The newbuilding orderbook-to-fleet ratio for containerships as of December 31, 2020, due in part to anticipated environmental regulation aimed at reducing vessel emissions, together with industry consolidation and uncertainty around trade growth, had fallen to approximately 9.9% (by TEU capacity). Containership time charter rates across nearly all benchmarks increased to their highest levels since 2011 in the fourth quarter of 2020 (following a brief correction in the second quarter of 2020), with vessel values, particularly for secondhand containerships, also increasing.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements reflect the current views of Danaos Corporation (including subsidiaries unless indicated or the context requires otherwise, the “Company,” “we,” “us,” and “our”) with respect to future events and financial performance and may include statements concerning our operations, cash flows, financial position, including with respect to vessel and other asset values, plans, objectives, goals, strategies, future events, performance or business prospects, changes and trends in our business and the markets in which we operate, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the novel coronavirus 2019 (“COVID-19”) pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of containerized cargo, the ability and willingness of charterers to fulfill their obligations to us, charter rates for containerships, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing, the effects of the refinancing transactions in 2018, the effects of the contemplated upcoming refinancing transactions, Danaos’ ability to achieve the expected benefits of its refinancing transactions and comply with the terms of its credit facilities and other agreements entered into in connection with the such refinancings, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists, and our ability to consummate the contemplated Debt Refinancing.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements and information contained in this announcement are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

EXHIBIT INDEX

99.1	Press release issued by Danaos Corporation on January 28, 2021, furnished herewith as Exhibit 99.1.

*****

This report on Form 6-K (other than exhibit 99.1) is hereby incorporated by reference into the Company’s (i)  Registration Statement on Form F-3 (Reg. No. 333-237284) filed with the SEC on March 19, 2020, (ii) Registration Statements on Form F-3 (Reg. No. 333-230106) and (Reg. No. 333-226096) filed with the SEC on March 6, 2019, (iii) Registration Statement on Form F-3 (Reg. No. 333-174494) filed with the SEC on May 25, 2011, (iv) Registration Statement on Form F-3 (Reg. No. 333-147099), the related prospectus supplements filed with the SEC on December 17, 2007, January 16, 2009 and March 27, 2009, (v) Registration Statement on Form S-8 (Reg. No. 333-233128) filed with the SEC on August 8, 2019 and the reoffer prospectus, dated August 8, 2019, contained therein and (vi) Registration Statement on Form F-3 (Reg. No. 333-169101) filed with the SEC on October 8, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2021

DANAOS CORPORATION

By:	/s/ Evangelos Chatzis
Name:	Evangelos Chatzis
Title:	Chief Financial Officer